August 30 , 2007

Mail Stop 4561

Elizabeth M. Braham
Executive Vice President and Chief Financial Officer
Epiq Systems, Inc.
501 Kansas Avenue
Kansas City, KS 66105-1309

      RE: Epiq Systems, Inc.
             Registration Statement on Form S-3
             Filed August 7, 2007
             File number 333-145206

Dear Ms. Braham:

We have limited our review of your filing to that issues we have addressed in our comment. We think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-3
Incorporation of Certain Information by Reference, page 21

1. Please see Item 12(a)(1) of Form S-3 which requires that the latest annual report on Form 10-KSB be incorporated by reference. The partial incorporation of this document fails to conform to the requirements of the form you have selected. Revise to incorporate the Form 10-KSB filed on March 9, 2007.

2. In addition, paragraph (a)(2) of Form S-3 specifies that any additional report filed pursuant to Section 13(a) of the Exchange Act during the period beginning January 1, 2007, must be specifically incorporated. However, you did not incorporate the Form 10-KSB/A for the period ended March 31, 2005, or any of the Forms 10-QSB/A for the periods ended June 30, 2006, September 30, 2006, which were all filed February 8, 2007. Please revise.

3. Please note that paragraph (a) of Item 12 does not authorize or require the incorporation of documents filed pursuant to Section 14 of the Exchange Act. Further, Section 14 filings that are required to be incorporated by paragraph (b) of Item 12 are limited to filings made after the effective date. Please eliminate the proxy statement filed April 26, 2007, from the list of incorporated documents. In evaluating this comment, note the restrictions upon incorporation by reference into prospectuses imposed by Rule 411.

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As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Hugh Fuller at (202) 551-3853 if you have any questions or require assistance. If you then require further assistance please contact me at (202) 551-3462 with any other questions. You may also contact Barbara C. Jacobs, the Assistant Director, at (202) 551-3730, should you thereafter require further assistance.

Sincerely,

Mark P. Shuman
Branch Chief – Legal

CC: Richard M. Wright
      Gilmore & Bell, P.C.
      2405 Grand Boulevard
      Suite 1100
      Kansas City, MO 64108
      Facsimile number: (816) 221-1000